Condensed Interim Consolidated Financial Statements For the three and nine month period ended April 30, 2019 and 2018 (Expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the condensed interim consolidated financial statements.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity’s auditor.

TIDAL ROYALTY CORP.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

As at	Note	April 30, 2019 $	July 31, 2018 $

ASSETS

CURRENT ASSETS

Cash and cash equivalents		1,346,278	33,904,759
Amounts receivable		228,571	129,415
Prepaid expenses and deposits	4	146,432	531,859
Convertible debenture receivable	5	15,000,000	-
		16,721,281	34,566,033

Promissory note receivable	6	3,397,439	-
Land	7	605,051	-
Investments	8	10,066,376	-

TOTAL ASSETS		30,790,147	34,566,033

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	9	355,239	311,357
Due to related parties	10	-	18,685
Loans payable	11	10,000	10,000

TOTAL CURRENT LIABILITIES		365,239	340,042

EQUITY

Convertible preferred shares	12	2,388,941	1,754,721
Convertible preferred shares issuable	12	-	2,000,000
Common shares	12	48,503,293	45,432,573
Accumulated other comprehensive loss		585	-
Reserves	12	10,962,900	5,324,016
Accumulated deficit		(31,430,811)	(20,285,319)

		30,437,408	34,225,991

TOTAL LIABILITIES AND EQUITY		30,790,147	34,566,033

Nature of Operations (Note 1)

Commitment (Note 16)

Approved on behalf of the Board of Directors:

“Brian Penny”	“Theo van der Linde”
Brian Penny, Director	Theo van der Linde, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

	For the three-month period ended April 30,	For the nine-month period ended April 30,
	2019 $	2018 $	2019 $	2018 $

Expenses

Advertising and promotion	100,461	39,069	2,448,261	40,156
Consulting fees (Note 10)	168,182	378,824	639,895	440,759
General and administration	56,429	49,093	308,174	50,974
Foreign exchange loss (gain)	(278,973)	1,927	(450,059)	1,591
Share-based compensation (Note 12)	5,328,214	-	6,475,824	-
Salaries and benefits (Note 10)	292,643	54,493	854,844	89,810
Rent	46,432	46,825	139,005	51,825
Professional fees	257,980	116,451	965,410	268,890
Transfer agent and filing fees	7,210	12,757	73,808	30,538
Travel	10,776	43,308	129,339	43,408
	(5,989,354)	(742,747)	(11,584,501)	(1,017,951)
Other income
Accretion	83,050	-	167,074	-
Interest income	164,140	-	271,935	-
Net loss for the period	(5,742,164)	(742,747)	(11,145,492)	(1,017,951)

Accumulated other comprehensive loss	2,799	-	(585)	-

Net loss and comprehensive loss for the period	(5,739,365)	(742,757)	(11,146,077)	(1,017,951)

Loss per share, basic and diluted for the period	(0.02)	(0.26)	(0.04)	(0.36)

Weighted average number of common shares outstanding	283,781,884	2,843,636	263,812,973	2,843,636

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

Condensed Interim Consolidate Statements of Equity

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

	Number of convertible preferred shares #	Convertible preferred shares $	Convertible preferred shares issuable $	Number of common shares #	Common shares $	Share-based payment reserve $	Warrant reserve $	Total reserves $	Accumulated deficit $	Accumulated other comprehensive loss $	Total shareholders' equity $
Balance, July 31, 2017	-	-	-	2,843,636	12,297,109	27,464	-	27,464	(12,460,230)	-	(135,657)
Issuance of 129,180,000 special warrants	-	-	-	-	-	-	6,459,000	6,459,000	-	-	6,459,000
Issuance of 10,269,000 finders’ special warrants	-	-	-	-	(513,450)	-	513,450	513,450	-	-	-
Share issue costs – cash	-	-	-	-	(75,000)	-	-	-	-	-	(75,000)
Share issue costs – cash finders’ fee	-	-	-	-	(380,000)	-	-	-	-	-	(380,000)
Net loss for the period	-	-	-	-	-	-	-	-	(1,017,951)		(1,017,951)
Balance, April 30, 2018	-	-	-	2,843,636	12,297,109	27,464	-	27,464	(13,478,181)	-	4,850,392

Balance, July 31, 2018	40,000,000	1,754,721	2,000,000	227,787,662	45,432,573	3,277,940	2,046,076	5,324,016	(20,285,319)	-	34,225,991
Conversion of 40,000,000 preferred warrants	40,000,000	2,000,000	(2,000,000)	-	-	-	-	-	-	-	-
Conversion of 49,100,000 preferred shares	(29,100,000)	(1,365,780)		29,100,000	1,365,780	-	-	-	-	-	1,365,780
Conversion of special warrants	-	-	-	12,690,000	634,500	-	(634,500)	(634,500)	-	-	-
Conversion of 4,000,000 preferred finders’ warrants	-	-	-	4,000,000	141,440	-	(141,440)	(141,440)	-	-	-
Conversion of 1,220,000 finders’ special warrants	-	-	-	1,220,000	61,000	-	(61,000)	(61,000)	-	-	-
Proceeds from warrants exercised	-	-	-	17,360,000	868,000	-	-	-	-	-	868,000
Share-based compensation	-	-	-	-	-	6,475,824	-	6,475,824	-	-	6,475,824
Accumulated other comprehensive loss	-	-	-	-	-	-	-	-	-	585	585
Net and comprehensive loss for the period	-	-	-	-	-	-	-	-	(11,145,492)	-	(11,145,492)
Balance, April 30, 2019	50,900,000	2,388,941	-	292,157,662	48,503,293	9,753,764	1,209,136	10,962,900	(31,430,811)	585	30,424,908

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

For the nine-month period ended April 30,	2019	2018
Cash provided by (used in):

OPERATING ACTIVITIES
Net loss for the period	$(11,145,492)	$(1,017,951)

Items not affecting operating cash:
Interest income	(271,570)	-
Foreign exchange	(14,067)	-
Accretion	(167,074)
Share-based compensation	6,475,824	-
	(5,122,379)	(1,017,951)
Net changes in non-cash working capital:
Sales tax receivable	(99,156)	(80,129)
Prepaid expense	385,427	(78,624)
Accounts payables and accrued liabilities	25,196	586,652
Due to related parties	-	94,674
Cash used in operating activities	(4,810,912)	(495,378)
FINANCING ACTIVITIES
Loans received	-	10,000
Private placement, net	-	6,004,000
Proceeds from exercise of common share purchase warrants	868,000	-
Cash provided by financing activities	868,000	6,014,000

INVESTING ACTIVITIES
Convertible debenture receivable	(15,000,000)
Promissory note receivable	(3,270,018)	-
Land	(605,051)	-
Investments	(9,740,500)	-
Cash used in investing activities	(28,615,569)	-

Increase (decrease) in cash and cash equivalents	(32,558,481)	5,518,622
Cash and cash equivalents, beginning of the period	33,904,759	20,265
Cash and cash equivalents, end of the period	$1,346,278	$5,538,887

The components of cash and cash equivalents are:
Cash at bank	$1,231,278	$5,538,887
Term deposit	115,000	-
	$1,346,278	$5,538,887

Non-cash Financing Activities
Conversion of preferred shares	$1,365,780	$-
Conversion of special warrants	$836,940	$-

The accompanying notes are an integral part of these financial statements

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

1.Nature of Operations

Tidal Royalty Corp. was incorporated under the laws of British Columbia as Treminco Resources Ltd. on March 12, 1980. The name was changed to Elkhorn Gold Mining Corporation on February 8, 1999 and to Tulloch Resources Ltd. on October 12, 2011 and to Tidal Royalty Corp. on July 18, 2017. The Company is an investment company with a focus on the legal cannabis industry in the United States. The Company is a reporting issuer in the provinces of British Columbia and Ontario and on June 25, 2018, the Company’s shares commenced trading on the CSE under the trading symbol “RLTY”.

The head office and records office of the Company are located at Suite 810, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The principal place of business of the Company is 161 Bay St., Suite 4010, Toronto ON, M5J 2S1.

On May 13, 2019, the Company entered into a business combination agreement (the “Definitive Agreement”) with MichiCann Medical Inc. (d/b/a Red White & Bloom) (“MichiCann”), with respect to the acquisition of all of the issued and outstanding shares of MichiCann (“Proposed Transaction”). Pursuant to the definitive agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of tidal for 1 MichiCann common share. The Proposed Transaction is considered as a reverse take-over. The Proposed Transaction will be completed by way of a three-cornered amalgamation, whereby 2690229 Ontario Inc., a wholly owned subsidiary of the Company will amalgamate with MichiCann. The closing of the Definitive Agreement is subject to various closing conditions discussed in Note 17.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company will require additional financing or need to liquidate certain investments to continue operating. Management is planning to raise additional capital to finance operations and expected growth and continues to seek high return opportunities through its investments in the securities of other companies, assets or businesses. These consolidated financial statements do not include any adjustments to the recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. The Company’s ability to continue as a going concern and realize its assets is dependent on its ability to raise capital through public equity financing, or upon the generation of income from the disposition of its investments, the outcome of which cannot be predicted at this time.

2.Basis of Preparation and Statement of Compliance

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with IAS 34 – Interim Financial Reporting. The condensed interim consolidated financial statements do not include all the information required for annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2018. These condensed interim consolidated financial statements have been prepared following the same accounting policies as the Company’s audited financial statements for the year ended July 31, 2018.

The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on June 21, 2019.

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

2.Basis of Preparation and Statement of Compliance (Continued)

Statement of Compliance (Continued)

These condensed interim consolidated financial statements have been prepared on the accrual basis and are based on historical costs, modified where applicable. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of Presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial assets that are measured at fair value. All dollar amounts presented are in Canadian dollars unless otherwise specified.

Functional and Presentation Currency

These financial statements are presented in Canadian dollars. The functional currency of each entity is determined using the currency of the primary economic environment in which the entity operates. The Company’s functional currency, as determined by management, is the Canadian dollar. The Company’s subsidiaries functional currency, as determined by management, is the United States dollar.

Basis of Consolidation

During the period ended April 30, 2019, the Company incorporated several subsidiaries. As of the date of these condensed interim consolidated financial statements, the Company’s structure is represented by Tidal Royalty Corp., parent company incorporated pursuant to the provision of the Business Corporations Act (British Columbia), and the following subsidiaries:

Name	Functional Currency	Place of Incorporation	Interest
RLTY USA Corp.	US Dollar	Delaware, USA	100%
RLTY Beverage 1 LLC	US Dollar	Delaware, USA	100%
RLTY Development MA1 LLC	US Dollar	Delaware, USA	100%
RLTY Development Springfield LLC	US Dollar	Massachusetts, USA	100%
RLTY Development Orange LLC	US Dollar	Massachusetts, USA	100%
RLTY Development NV 1 LLC	US Dollar	Delaware, USA	100%
RLTY Service LLC	US Dollar	Delaware, USA	100%
RLTY Development FLA 1 LLC	US Dollar	Delaware, USA	100%
RLTY Development FLA 2 LLC	US Dollar	Delaware, USA	100%
RLTY Development CA 1 LLC	US Dollar	Delaware, USA	100%

These condensed consolidated interim financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Use of Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

2.Basis of Preparation and Statement of Compliance (Continued)

Use of Estimates and Judgments (Continued)

i) Share-based payment transactions

Management uses the Black-Scholes pricing model to determine the fair value of stock options and standalone share purchase warrants issued.  This model requires assumptions of the expected future price volatility of the Company’s common shares, expected life of options and warrants, future risk-free interest rates and the dividend yield of the Company’s common shares.

ii) Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable and can therefore be recognized in the statements of financial position and comprehensive income or loss.

3.Significant Accounting Policies

In preparing these condensed interim consolidated financial statements, the significant accounting policies and the significant judgments made by management in applying the Company’s significant accounting policies and key sources of estimation uncertainty were the same as those that applied to the Company’s audited consolidated financial statements for the year ended July 31, 2018, with exception to the new accounting policies adopted by the Company discussed below.

The preparation of condensed consolidated interim financial statements requires that the Company’s management make judgments and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual future outcomes could differ from present estimates and judgments, potentially having material future effects on the Company’s condensed interim financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Change in accounting policies

IFRS 9 – Financial Instruments

IFRS 9 was issued by the International Accounting Standards Board ("IASB") in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, FVTPL and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 introduces an ‘expected credit loss’ model for the impairment of financial assets. The measurement of the Company’s financial assets and liabilities will not significantly change on transition to IFRS 9. Additionally, the Company is exposed to minimal expected credit losses due to the fact that it has an insignificant amount of accounts receivable. The Company has adopted the amendments to IFRS 9 in its financial statements for the annual period beginning on August 1, 2018 with no resulting adjustments

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

Change in accounting policies (Continued)

IFRS 9 – Revenue with Contracts

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It has replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Company has adopted the amendments to IFRS 15 in its financial statements for the annual period beginning on August 1, 2018 with no resulting adjustments.

New standards and interpretations not yet adopted Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods with early adoption permitted.  Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IFRS 2 Share-based Payment - In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016.  The amendment provide guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.  The amendments are effective for annual periods beginning on or after January 1, 2018.  Earlier application is permitted.  The Company does not expect that the new standard will have a significant impact on its financial statements.

Standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 16 Leases - In June 2016, the IASB issued IFRS 16 - Leases.   IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.  The Company does not expect that the new standard will have a significant impact on its financial statements.

4.Prepaid Expenses and Deposits

	April 30, 2019 $	July 31, 2018 $
Insurance	8,345	72,621
Advertising and promotion	12,679	89,894
Consulting	92,440	322,891
Other deposits	32,968	46,453
	146,432	531,859

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

5.      Convertible Debenture Receivable

On February 25, 2019, pursuant to the terms of the Proposed Transaction, the Company advanced $15,000,000 to Michicann pursuant to a senior secured convertible debenture (the “MichiCann Debenture”). The MichiCann Debenture is non-interest bearing, other than in the event of default by MichiCann and matures on August 25, 2019 (the “Maturity Date”). The MichiCann Debenture is secured by way of first ranking security against the personal property of MichiCann. If the Proposed Transaction is not completed by the Maturity Date or MichiCann’s fails to comply with the terms of the MichiCann Debenture and MichiCann pursues an alternative go public transaction or a change of control transaction (an “Alternate Liquidity Transaction”), the Company may elect to convert, in whole or in part, the outstanding amount of the MichiCann Debenture into common shares of MichiCann at a price per MichiCann share that is the lesser if i) $2.50 per MichiCann Share and (ii) a 20% discount to the issue or effective price per Michicann Share under the Alternate Liquidity Transaction. If the Proposed Transaction is not complete by October 25, 2019, MichiCann may elect to prepay the outstanding amount under the MichiCann Debenture, with a prepayment penalty of 10%.

As of April 30, 2019, the convertible debenture had a fair value of $15,000,000. During the nine months ended April 30, 2019, the Company recognized unrealized gains, accretion and interest of $Nil, $Nil, $Nil, respectively. The fair value of the conversion feature is $301,737 using the Black Scholes models based on the following assumptions: estimated share price of $1.00, based on MichiCann’s most recent private placement financing; conversion price of $2.50; risk-free interest rate of 1.77%; dividend yield of 0%; stock price volatility of 100% and an expected life of 0.50 years.

6.      Promissory Note Receivable

On August 31, 2018, the Company entered into a definitive agreement with VLF Holdings LLC, an Oregon limited liability company d/b/a Diem Cannabis (“Diem”) to provide TDMA LLC, a Massachusetts subsidiary of Diem (“TDMA”) with up to US$12.5 million (the “Funding”) over the next three years to develop and operate a large-scale cultivation and processing facility (the “Site”) and up to four dispensaries (the “Dispensaries”).

The Funding will be in the form of (i) promissory notes advanced at various stages of development of operations in the state; and (ii) the purchase price for real property acquisitions with respect to Sites and Dispensaries. Newly-formed subsidiaries of RLTY Development MA 1 LLC will acquire title to the real property purchased in respect of the Site and Dispensary acquisitions and will enter into leases (“Leases”) with TDMA (or its nominee) with respect to their operation. The Leases will be “triple net” and will include payments of (i) annual base rent; (ii) percentage rent calculated as 15% of net sales; and (iii) additional rent relating to the costs of property insurance, real estate taxes and any maintenance and repair.

The Funding will be secured by (i) guarantees of the payment and performance of all obligations of TDMA by Diem and certain of its subsidiaries (the “Entity Guarantors”) and key individuals (the “Individual Guarantors”); (ii) liens over all of the assets of the Entity Guarantors; and (iii) pledges by the Entity Guarantors and Individual Guarantors of all equity interests in Diem and/or its subsidiaries.

During the period ended January 31, 2019, and pursuant to the Funding, the Company entered into a promissory note (“Promissory Note”) agreement with TDMA for $3,270,018 (USD $2,446,208) (July 31, 2018 - $Nil) as a working capital advance for licenses, Site build out, identification and negotiation of the purchase agreements for the Site and Dispensaries. The Promissory Note bears interest of 10% per annum and is due on February 28, 2021, unless earlier satisfied as described below.

Once the Site and Dispensaries are operational and the Leases have been entered into, the Promissory Note and all subsequently issued promissory notes (including interest accrued thereon) will be deemed satisfied in full.

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

6.      Promissory Note Receivable (Continued)

As at April 30, 2019 and July 31, 2018 the amount of Funds advanced were as follows:

Total $
Opening balance, October 31, 2017 and August 1, 2018	-
Funds advanced	3,270,018
Interest	112,769
Foreign exchange	14,652
Ending balance, April 30, 2019	3,397,439

7.      Land

Through the Company’s wholly owned subsidiary and pursuant to the definitive agreement with Diem, RLTY Development Springfield LLC (the “Springfield Property”) and RLTY Development Orange LLC (the “Orange Property”), the Company acquired two Sites. The Company acquired the two Sites for $605,051.

Leases will only commence in respect of the Orange Property and each Dispensary once they are constructed, licenses for manufacturing/sales have been obtained and the locations are fully operational.

8.      Investments

At April 30, 2019, the Company held the following investments and convertible debentures:

Financial asset hierarchy level	Level 3	Level 2	Level 3
Investments and convertible debentures at FVTPL	Harborside – Convertible Debenture $	Lighthouse membership units $	Lighthouse royalty $	Total $

Balance, July 31, 2018	-	-	-	-
Additions	3,029,000	6,711,500	-	9,740,500
Unrealized gain on changes in fair value	-	-	-	-
Foreign exchange	-	-	-	-
Accretion	167,074	-	-	167,074
Interest income	158,802	-	-	158,802
Balance, April 30, 2019	3,354,876	6,711,500	-	10,066,376

Harborside

On November 18, 2018 the Company entered into a non-binding memorandum of understanding (“MOU”) with FLRish, Inc., the parent company of Harborside.  Pursuant to the terms of the MOU with FLRish, Inc., the Company has agreed to provide up to US$10 million in royalty financing to prospective dispensary operators licensing the 'Harborside' brand. Each potential dispensary financing transaction will be assessed by the Company on a case-by-case basis and will be subject to the satisfactory completion of due diligence by the Company and the consummation of definitive documentation with the prospective dispensary operator.

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

8.      Investments (Continued)

Harborside (Continued)

 In addition, the Company purchased 3,029 units (“Units”) for $3,029,000 of senior unsecured convertible debenture units of FLRish, Inc. Each Unit is comprised of: (A) one 12% unsecured convertible debenture, convertible into common shares of Harborside; (i) at the option of the holder at any time prior to the last business day immediately preceding the third anniversary date of the closing; and (ii) automatically upon a Harborside going-public transaction, at a conversion price equal to the lower of (i) $6.90; and (ii) a 10% discount to the price of the common shares of Harborside as part of a qualifying transaction; and (B) 87 common share purchase warrants exercisable for a period of two years following the closing into common shares of Harborside at an exercise price of $8.60 (subject to acceleration in the event of a “going public transaction”).

Subsequent to period ended April 30, 2019, Harborside completed a reverse-take over (“RTO”) of Lineage Grow Company. On June 10, 2019 Harborside commenced trading on the Canadian Securities Exchange under the symbol “HBOR.” Following the completion of the RTO, the debentures and share purchase warrants are convertible into common shares of the resulting issuer pursuant to their terms.

As of April 30, 2019, the convertible debenture had a fair value of $3,354,876. During the nine months ended April 30, 2019, the Company recognized unrealized gains, accretion and interest income of $Nil, $167,074 and $158,802, respectively. The fair value of the conversion feature is $916,334 using the Black Scholes models based on the following assumptions: estimated share price of $6.90; conversion price of $6.21; risk-free interest rate of 2.24%; dividend yield of 0%; stock price volatility of 81% and an expected life of 0.50 years. The fair value of the warrants is $697,742 using the Black Scholes models based on the following assumptions: estimated share price of $6.90; exercise price of $8.60; risk-free interest rate of 2.24%; dividend yield of 0%; stock price volatility of 81% and an expected life of 2 years.

Lighthouse Strategies LLC

On January 9, 2019 the Company closed its strategic private placement for $6,711,500 (US $5,000,000) of Lighthouse Strategies LLC (“Lighthouse”) Series A membership units concurrently with a financing arrangement for certain Lighthouse beverage lines. Pursuant to the Financing Fee Agreement, the Company is entitled to 1% of net sales of certain of Lighthouse’s beverage lines, including Cannabiniers, Two Roots Brewing Co and Creative Waters Beverage Company.  Financing fees will accrue until December 1, 2019, at which point the Company may choose to receive such fees in cash or Series A membership units of Lighthouse.  Thereafter, financing fees are payable quarterly in cash.  The terms of the Financing Fee Agreement are between four and six years, depending on certain milestones and includes acceleration provisions in certain events (including a substantial asset divestiture, change of control, or initial public offering).

As at April 30, 2019, the investment had a fair value of $6,711,500. Management estimated that the 1% royalty of net sales had a fair value of $Nil.

9.      Accounts Payable and Accrued Liabilities

	April 30, 2019 $	July 31, 2018 $
Trade payables	328,304	235,357
Accrued liabilities	26,935	76,000
	355,239	311,357

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

10.    Related Party Transactions and Balances

The Company has identified its directors and certain senior officers as its key management personnel.

During the year, the Company entered into transactions with related parties comprised of directors, officers and companies with common directors.  The key management compensation and director fees consist of the following for the period ended April 30, 2019 and 2018:

	2019	2018
Consulting fees paid or accrued to companies controlled by the CFO	66,000	36,935
Consulting fees paid or accrued to the former corporate secretary	2,000	22,500
Consulting fees paid or accrued to the former VP Strategy	31,250	7,500
Consulting fees paid or accrued to directors	18,000	-
Consulting fees paid or accrued to the former VP of corporate development	15,000
Salaries and benefits paid to the former president	180,208	-
Salaries and benefits paid to the former CEO	195,833	25,000
Salaries and benefits paid to the former VP of corporate development	91,106	-
Share-based compensation	860,704	-
Total	$1,460,101	$91,935

The amounts due to related parties is $21,575 (July 31, 2018 - $22,766). Amounts due to related parties are unsecured, non-interest bearing and due on demand.

During the period-ended April 30, 2019, the Company terminated the employment of Mr. Terry Taouss, President, and Ms. Stefania Zilinskas, General Counsel and Mr. Paul Rosen tendered his resignation as CEO, Chairman and director of the Company. Management is negotiating the outstanding severance, if any, owed to Mr. Taouss and Mr. Rosen. There are no outstanding amounts owed to Ms. Zilinskas. As at the date of these financial statements, Management is unable to determine the outcome and potential impact of the negotiations; however, believes the amounts are not be material.

11.Loans Payable

As at October 31, 2018 and April 30, 2019, the Company had one loan payable of $10,000.  The loan is unsecured, non-interest bearing and due on demand.

12.Share Capital

Authorized

Unlimited number of common shares without par value, and unlimited number of Series 1 Convertible Preferred shares without par value, participating, each share convertible into one common share, and non-voting.

Issued and Outstanding

As at April 30, 2019, there were 50,900,000 Series 1 Convertible Preferred Shares and 292,157,662 common shares issued and outstanding.

Convertible Preferred Shares

On May 25, 2018, the Company issued 40,000,000 units in the capital of the Company at a price of $0.05 per unit for gross proceeds of $2,000,000. Each unit consists of one Series 1 Convertible Preferred share (a “Preferred Share”) and one preferred share purchase warrant; each warrant (a “Warrant”) is exercisable by the holder to acquire one additional Preferred Share in the capital of the Company at a price of $0.05 and expire on May 25, 2020.

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

12.    Share Capital (Continued)

Convertible Preferred Shares (Continued)

During the period ended April 30, 2019, the Company issued 40,000,000 Series 1 Convertible Preferred shares pursuant to the exercise of 40,000,000 of Preferred Share warrants.  The Company received the proceeds during the year ended July 31, 2018. The Company reclassified $2,000,000 from preferred share issuable to preferred shared issued. During the period ended April 30, 2019, the Company converted 29,100,000 preferred shares into common shares. The Company reclassified $1,365,780 from preferred shares to common shares.

A total of 4,000,000 special finders’ warrants as finder’s fees to the May 25, 2018 issuance were granted with a fair value of $141,440. As at July 31, 2018, 4,000,000 of these special warrants were outstanding. Each special finders warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one common share purchase warrant on September 26, 2018.

Each share purchase warrant is exercisable by the holder to acquire one additional common share in the capital of the Company at a price of $0.05 and expire on May 25, 2020. Accordingly, these special purchase warrants are presented as an addition to warrant reserves on the Statement of Equity. The special finder’s warrants were converted into an equivalent number of units in the capital of the Company on September 26, 2018.

During the period ended April 30, 2018, there were no issuances of preferred shares.

Common Shares

During the period ended April 30, 2019, the Company issued 17,360,000 common shares pursuant to the exercise of 17,360,000 warrants for gross proceeds of $868,000.

On September 26, 2018, the Company converted 4,000,000 special finder’s warrants issued on May 25, 2018 into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. The fair value pf $141,440 was determined using the Black Scholes Option Pricing Model with the following assumptions: stock price - $0.05; exercise price - $0.05; expected life – 2 years; volatility – 147%; dividend yield – $0; and risk-free rate – 1.96%.

On August 31, 2018, the Company converted 12,690,000 special warrants and 1,220,000 special finders’ warrants issued on April 26, 2018 into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 and expire on April 26, 2020.

During the period ended April 30, 2018, there were no issuances of common shares.

Stock Options

Under the Company’s stock option plan (the “Plan”) the Company has adopted a 10% rolling stock option plan (“Plan”) to replace its previous 20% fixed plan, which was approved by shareholders at the Company’s annual general meeting held on December 6, 2018. The Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, technical consultants and other participants to the Company, non-transferrable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to ten years from the date of grant. In addition, the number of common shares which may be issuable under the Plan within a one year period: (i) to any one individual shall not exceed 5% of the issued and outstanding common shares; and (ii) to a consultant or an employee performing investor relations activities, shall not exceed 2% of the issued and outstanding common shares. The underlying purpose of the Plan is to attract and motivate the directors, officers, employees and consultants of the Company and to advance the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Plan.

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

12.Share Capital (Continued)

Stock Options (Continued)

On June 22, 2018, the Company granted 16,468,727 stock options to various directors, officers and consultants of the Company with an exercise price of $0.33 with a term of 5 years.  9,981,227 of the stock options vested immediately, with the remainder vesting 12.5% every 3 months. During the nine -month period ended April 30, 2019, 931,250 additional options vested. During the period ended January 31, 2019, the Company recognized $699,075 in share-based compensation expense related to these stock options. During the period ended April 30, 2019, the Company cancelled 8,680,000 of these options.

On August 16, 2018, the Company granted 1,000,000 stock options to an employee of the Company with an exercise price of $0.73 with a term of 5 years.  The options vest 12.5% every 3 months. The estimated fair value of the stock options was $408,596, measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.74; exercise price - $0.73; expected life – 5 years, volatility – 147%, dividend yield - $0; and risk-free rate – 2.18%. During the period ended April 30, 2019, the Company recognized $222,851 in share-based compensation expense related to these stock options. During the period ended, the Company cancelled 1,000,000 stock options.

On September 24, 2018, the Company granted 100,000 stock options to a consultant of the Company with an exercise price of $0.31 with a term of 2 years.  The options vest 12.5% every 3 months. During the six months ended January 31, 2019, 25,000 options vested. The estimated fair value of the stock options was $9,576, measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.24; exercise price - $0.31; expected life – 2 years, volatility – 147%, dividend yield - $0; and risk-free rate – 2.13%. During the period ended April 30, 2019, the Company recognized $7,177 in share-based compensation expense related to these stock options.

On December 12, 2018, the Company granted 5,750,000 stock options to consultants of the Company with an exercise price of $0.15 with a term of 5 years.  The options vest 12.5% every 3 months. During the nine months ended April 30, 2019,187,500 options vested. The estimated fair value of the stock options was $1,621,989, measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.33; exercise price - $0.33; expected life – 5 years, volatility – 147%, dividend yield - $0; and risk-free rate – 2.06%. During the period ended April 30, 2019, the Company recognized $525,216 in share-based compensation expense related to these stock options. During the period ended April 30, 2019, the Company cancelled 4,750,000 of these stock options.

During the period ended April 30, 2019, the Company granted 20,327,039 stock options to directors, officers and consultants of the Company with an exercise price of $0.34 with a term of 5 years.  The options fully vest four months from the date of issuance. As at April 30, 2019, no options vested. The estimated fair value of the stock options was $5,021,505, measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.34; exercise price - $0.34; expected life – 5 years, volatility – 100%, dividend yield - $0; and risk-free rate – 1.77%.

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

12.Share Capital (Continued)

Stock Options (Continued)

As at April 30, 2019, the outstanding and exercisable stock options are as follows:

	Options outstanding	Weighted average exercise price $

Balance, July 31, 2017	-	-
Issued	16,468,727	0.33
Balance, July 31, 2018	16,468,727	0.33
Cancelled/Forfeited	(14,430,000)	(0.30)
Issued	27,177,039	0.31
Balance, April 30, 2019	29,215,766	0.32

As of April 30, 2019, the Company had options outstanding and exercisable to acquire common shares of the Company as follows:

Expiry Date	Exercise price	Number of options outstanding	April 30, 2019 - number of options exercisable	July 31, 2018 - number of options exercisable
June 22, 2023	$ 0.33	7,788,727	6,269,977	9,981,227
September 13, 2020	0.31	100,000	25,000	-
December 12, 2023	0.15	1,000,000	187,500	-
April 26, 2024	0.34	20,327,039	-	-
		29,215,766	6,482,477	9,981,227

Subsequent to the period end, 580,000 stock options were forfeited with an exercise price of $0.13 per share which expire on December 12, 2023.

Special Warrants

On April 30, 2018, the Company completed a non-brokered private placement, of 12,690,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $634,500. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 1,220,000 special warrants were issued as finders’ fees with the same terms as the special warrants received pursuant to the private placement. The estimated fair value of the finder’s warrants $61,000 was charged to warrant issue costs. On August 31, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company. As at April 30, 2019, a total of $695,500 has been reclassified warrant reserve to share capital in relation to these special warrants.

On February 8, 2018, the Company closed the first tranche of a non-brokered private placement of special warrants (“Special Warrants”) of the Company for a price of $0.05 per Special Warrant (the “Placement”) through the issuance of 59,370,000 Special Warrants (the “First Tranche Special Warrants”) for gross proceeds of $2,968,500. The Company also issued 3,757,000 special finder’s warrants (“Finder’s Warrants”) to arm’s length parties under the same terms; the fair value of the 3,757,000 special finders’ warrants was calculated at $187,850 and charged to share issue costs within reserves.

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

12. Share Capital (continued)

Special Warrants (continued)

On March 1, 2018, the Company closed the second tranche of the Placement through the issuance of 57,120,000 Special Warrants (the “Second Tranche Special Warrants”) for gross proceeds of $2,856,000. The Company also issued 5,292,000 Finder’s Warrants to arm’s length parties under the same terms; the fair value of the 5,292,000 special finders’ warrants was calculated at $264,600 and charged to share issue costs within reserves.

On April 30, 2018, the Company closed the third and final tranche of the Placement through the issuance of 12,690,000 Special Warrants (the “Third Tranche Special Warrants”) for gross proceeds of $634,500. The Company also issued 1,220,000 Finder’s Warrants under the same terms; the fair value of the 1,220,000 special finders’ warrants was calculated at $61,000 and charged to share issue costs within reserves. In connection with the Placement, the Company paid $380,000 in finder’s fees and $75,000 in legal costs.

Under the terms of the Placement, The Special Warrants will convert to Units four months after closing of the placement. Each Unit consists of one (1) Common share in the capital of the Company and one (1) Common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to receive an additional Common share in the capital of the Company for an exercise price of $0.05 for a period of 24 months from the date the Special Warrants were initially issued.

Common Share Purchase Warrants

The continuity of the Company's share purchase warrants pursuant to the special warrants is as follows:

	Number of share purchase warrants #	Weighted average exercise price $
Outstanding, July 31, 2016 and 2017	-	-
Issued	125,539,000	0.05
Exercised	(5,050,000)	0.05
Outstanding, July 31, 2018	120,489,000	0.05
Issued	17,910,000	0.05
Exercised	(17,360,000)	0.05
Outstanding, April 30, 2019	121,039,000	0.05

As of April 30, 2019, the Company had share purchase warrants outstanding and exercisable to acquire common shares of the Company as follows:

Expiry Date	Exercise price $	Number of warrants #
February 8, 2020	0.05	57,857,000
March 1, 2020	0.05	47,512,000
April 30, 2020	0.05	15,670,000
		121,039,000

As at April 30, 2019, the outstanding warrants have a weighted average remaining contractual life of 0.82 years. The number of exercisable warrants is 121,039,000.

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

12.Share Capital (continued)

Finders’ Warrants

A continuity schedule of the Company's outstanding finders’ warrants is as follows:

	Number of share purchase warrants #	Weighted average exercise price $
Outstanding, July 31, 2016 and 2017	-	$ -
Issued	5,182,365	0.33
Outstanding, July 31, 2018 and April 30, 2019	5,182,365	$ 0.33

As at April 30, 2019, the outstanding finder’s warrants expire on June 11, 2020 and have a weighted average remaining contractual life of 1.12 years. The number of exercisable finders’ warrants is 5,182,365.

13.    Financial Instruments and Risks

(a)Fair Values

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels. The three levels are defined as follows:

a)Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

b)Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c)Level 3 – Input for assets or liabilities that are not based on observable market data.

Assets and liabilities are classified in entirety based on the lowest level of input that is significant to the fair measurement. The Company’s financial assets measured on a recurring basis at fair value are as follows:

	April 30, 2019
	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	1,346,278	-	-	1,346,278
Convertible debenture receivable	-	15,000,000	-	15,000,000
Promissory note receivable	-	3,397,439	-	3,397,439
Investments	-	6,711,500	3,354,876	10,066,376
	1,346,278	25,108,939	3,354,876	29,810,093

	July 31, 2018
	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	33,904,759	-	-	33,904,759

(b)Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s maximum credit risk is limited by its liquidity.

The Company deposits the majority of its cash with high credit quality financial institutions in Canada. Therefore, management considers its exposure to credit risk arising from its cash to be minimal. Credit risk with respect to receivables has been assessed as low by management as the majority of receivables are government input tax credits refundable.

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

13. Financial Instruments and Risks (Continued)

(c) Foreign Exchange Rate and Interest Rate Risk

Foreign exchange rate

Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has not entered into any foreign currency contracts to mitigate this risk, but manages the risk by minimizing the value of financial instruments denominated in foreign currency. At April 30, 2019, the Company has cash of $239,539 and accounts payable of $141,066 denominated in the United States dollar. A 10% change in the US dollar to the Canadian dollar exchange rate would impact the Company’s net loss by approximately $42,889.

Interest rate risk

Interest rate risk consists of two components:

i)To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii)To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is not exposed to any significant interest rate risk.  The Promissory Note receivable is at fixed interest rates.

(d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Issuance of equity has been the primary source of capital to date and the Company. Debt and/or equity financing may be pursued in the future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, our Company may issue new shares, take on debt or sell assets to reduce debt.

While our management plans to generate cash flows from our investments and to continue financing our Company through the issuances of additional equity securities or debt instruments, there can be no assurance that sufficient revenue or financing will occur to meet our cash needs for the next 12 months.  The ability to achieve our projected future operating results is based on a number of assumptions which involve significant judgments and estimates, which cannot be assured.  If we are unable to achieve our projected operating results, our liquidity could be adversely impacted, and we may need to seek additional sources of financing.  Our operating results could adversely affect our ability to raise additional capital to fund our operations and there is no assurance that debt or equity financing will be available in sufficient amount, on acceptable terms, or in a timely basis.

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

13.Financial Instruments and Risks (Continued)

The following are contractual maturities of financial liabilities as at April 30, 2019.

	Carrying amount	Contractual cash flows	Within 1 year	Within 2 years

Accounts payable	$ 355,239	$ 355,239	$ 355,239	$ -
Due to related parties	-	-	-	-
Loans payable	10,000	10,000	10,000	-

The following are contractual maturities of financial liabilities as at July 31, 2018:

	Carrying amount	Contractual cash flows	Within 1 year	Within 2 years

Accounts payable	$ 235,357	$ 235,357	$ 235,357	$ -
Due to related parties	18,685	18,685	18,685	-
Loans payable	10,000	10,000	10,000	-

14.Capital Management

The Company’s objectives when managing capital are to identify and pursue business opportunities, to maintain financial strength, to protect its ability to meet its on-going liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject.  The Company's principal source of funds is through the issuance of equity.  Management considers all components of shareholders' equity as capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares while minimizing dilution for its existing shareholders.

The Company’s investment policy is to invest its cash in financial instruments in high credit quality financial institutions with terms to maturity selected to match the expected timing of expenditures to continue operations.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended July 31, 2018 and the period ended April 30, 2019.

15.Segment Information

The Company currently operates in a single reportable operating segment.

As at April 30, 2019, the Company operated in two geographical areas being Canada and the United States of America.

	Canada	USA	Total

Revenue	-	-	-
Current Assets	$1,721,281	$15,000,000	$16,721,281

TIDAL ROYALTY CORP.

Notes to Condensed Interim Consolidated Financial Statements

Period Ended April 30, 2019 and 2018

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

Non-Current Assets	-	14,068,866	14,068,866

16.Commitment

During the year ended July 31, 2018, the Company entered into an office lease.  The lease expires on September 2, 2020 and has the following estimated annual payments:

$

2019	64,360
2020	300,348
364,708

17.   Definitive Agreement

On May 13, 2019, the Company entered into a business combination agreement (the “Definitive Agreement”) with MichiCann Medical Inc. (d/b/a Red White & Bloom) (“MichiCann”), with respect to the acquisition of all of the issued and outstanding shares of MichiCann (“Proposed Transaction”). Pursuant to the definitive agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of tidal for 1 MichiCann common share (“Exchange Ratio”). Upon completion of the Proposed Transaction, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company, respectively on a fully diluted basis at the time the transaction was first announced on February 14, 2019. The Proposed Transaction is considered as a reverse take-over. All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase common shares based on the Exchange Ratio. The Proposed Transaction will be completed by way of a three-cornered amalgamation (“Amalgamation”), whereby 2690229 Ontario Inc., a wholly owned subsidiary of the Company will amalgamate with MichiCann. The Amalgamation was approved by the shareholders of MichiCann.

The Definitive contemplates the following terms:

-The Company will complete a share consolidation on an 8:1 basis;

-Change its name to “Red White & Bloom Inc.” or such other name as may be approved by the board of directors;

-Reconstitute the board to include a total of up to 6 directors, of which 4 are nominees of MichiCann and 2 existing board members of the Company.

18.   Subsequent event

The Company issued 450,000 common shares pursuant to the exercise of warrants and raised gross proceeds of $22,500.